Exhibit 6

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in Registration Statement No. 333-151417 on Form F-3 of our reports dated September 23, 2011, relating to (1) the June 30, 2011, 2010 and 2009 consolidated financial statements of Kimber Resources Inc. and subsidiaries (“Kimber”) and (2) the effectiveness of Kimber’s internal control over financial reporting, appearing in this Annual Report on Form 20-F of Kimber for the year ended June 30, 2011.

Independent Registered Chartered Accountants
Vancouver, Canada
September 23, 2011